SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                                   HKN, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40420K103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       LYFORD INVESTMENTS ENTERPRISES LTD
                      Tropic Isle Building, P.O. Box 3331
                               Road Town, Tortola
                        British Virgin Islands, VG 1110

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 13, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40420K103                    13D                   Page 2 of 9 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

 Lyford Investments Enterprises Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

 CO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

 British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    Common - 442,538;   Restricted - 2,742,432
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           Common - 442,538;   Restricted - 2,742,432
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 3,184,970
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 33.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

 CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40420K103                    13D                   Page 3 of 9 Pages
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

 Q Management Services (PTC) Ltd., as Trustee of the PQ II Trust and as Trustee of the PQ III Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

 N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

 British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        Common - 442,538;   Restricted - 2,742,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    Common - 442,538;   Restricted - 2,742,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 3,184,970
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 33.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

 CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40420K103                    13D                   Page 4 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

 Phyllis Quasha
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

 N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

 Australia
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        Common - 442,538;   Restricted - 2,742,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    Common - 442,538;   Restricted - 2,742,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 3,184,970
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 33.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

 IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40420K103                    13D                   Page 5 of 9 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

     The title of the class of equity securities to which this statement relates is common stock, $0.01 par value (the "Common Stock"), of HKN, Inc. (the "Issuer"), whose principal executive offices are located at 180 State Street, Suite 200, Southlake, TX 76092.

________________________________________________________________________________
Item 2.  Identity and Background.

     This statement on Schedule 13D (the "Statement") is being jointly filed by each of the following persons (being herein collectively referred to as the "Reporting Persons") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the Common Stock: Lyford Investments enterprises Ltd., a British Virgin Islands company ("Lyford"); Q Management Services (PTC) Ltd., a British Virgin Islands company ("Q Management"), as Trustee of the PQ II Trust, a trust administered under the laws of the British Virgin Islands ("PQ II") and as Trustee of the PQ III Trust, a trust administered under the laws of the British Virgin Islands ("PQ III"); and Phyllis Quasha ("Quasha").

     The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) of the Act.

     The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Statement. Except as expressly otherwise set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

     Q Management, as Trustee of PQ II and as Trustee of PQ III, owns all of the shares of Lyford. Vicali Services (BVI) Inc., a British Virgin Islands company ("Vicali"), is the sole director of Lyford, and Susan V. Demers, a United States citizen ("Demers"), and Andrea J. Douglas, a citizen of New Zealand ("Douglas"), are the directors of Vicali. Q Management is the sole trustee of each of PQ II and PQ III. Each of PQ II and PQ III are revocable trusts. Vicali is the sole director of Q Management. Quasha, an Australian citizen, is the settlor of each of PQII and PQIII and, as such, is in a position, indirectly, to determine the investment and voting positions made by Lyford.

     The principal business address and principal business or occupation of each Reporting Person is as follows:

Name and Business Address                       Principal Business or Occupation

Lyford Investments Enterprises Ltd              Investment holding company
Tropic Isle Building
P.O. BOX 3331
Road Town, Tortola
British Virgin Islands VG 1110

PQ II Trust                                     Trust
Q Management Services (PTC) Ltd., as Trustee
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

PQ III Trust                                    Trust
Q Management Services (PTC) Ltd., as Trustee
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Q Management Services (PTC) Ltd.                Private trust company
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Phyllis Quasha                                  Retired
Lyford Suites
Suite 12
Lyford Cay Club
Nassau, New Providence
The Bahamas

Vicali Services (BVI) Inc.                      Company administration
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Susan V. Demers                                 Attorney
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Andrea J. Douglas                               Accountant
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110


     During the past five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     The purchases by Lyford were financed using cash in hand.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the shares of Common Stock of the Issuer for general investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, including the availability of other investment opportunities, each Reporting Person may from time to time acquire additional shares of Common Stock that such Reporting Person now owns or may hereafter acquire.

     Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Persons will continue to consider alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions, in addition to that discussed above, may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Persons may be deemed to be a group according to the rules under the Act, and as such a group, may be deemed to beneficially own an aggregate of 3,184,970 shares of Common Stock as of April 7, 2010, which was approx. 33.2% of the outstanding Common Stock on such date (all computations of the percentage of Common Stock set forth herein are based on a total of 9,596,543 shares of Common Stock outstanding as of November 1, 2009 as reported in the Issuer's latest 10-Q statement, as filed with the Securities and Exchange COmmission on November 5, 2009). As of April 7, 2010, each Reporting Person beneficially owns the following number of shares of Common Stock:

Name of Filing Person                   Shares                   Percent of
                                  Beneficially Owned             Outstanding

Lyford Investments Enterprises Ltd    3,184,970                     33.2%

Q Management Services (PTC) Ltd.,     3,184,970                     33.2%
as Trustee of the PQ II and
as Trustee of the PQ III Trust

Phyllis Quasha                        3,184,970                     33.2%

     (b) Lyford is deemed to solely have the power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by Lyford. Because of their relationship to Lyford as identified in Item 2 above, each of Q Management, as Trustee of PQII and as Trustee of PQ III, Vicali, Demers, Douglas, Q Management and Quasha share voting and dispositive power with regard to the Common Stock owned by Lyford and, therefore, may be deemed to have indirect beneficial ownership of the Common Stock owned by Lyford.

     (c) The following transactions were effective by the identified parties during the sixty days preceding the date of filing of this Schedule 13d:

Reporting Person    Date     Buy/Sell     Number of Shares      Price Per Share


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Alan G. Quasha, the Attorney-in-fact for Lyford and the Chairman of the Board of Directors of the Issuer, has been appointed by the Reporting Persons to effect the purposes described in Item 4 above. The Reporting Persons may grant Mr. Quasha proxies to vote the Common Stock held by each Reporting Person in the event a meeting is held as contemplated in Item 4.

     Except as described herein, none of the Reporting Persons, and none of the executive officers or directors of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurence of which would give another person voting or vestment power over securities of the Issuer.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Joint Filing Agreement, dated April 7, 2010.


________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2010

Lyford Investments Enterprises Ltd.
By: Vicali Services (BVI) Inc.
Its Director
By:
Name: Susan V. Demers
Title: Director


Q MANAGEMENT SERVICES (PTC) LTD.                Q MANAGEMENT SERVICES (PTC) LTD.
AS TRUSTEE OF THE PQ II TRUST                   AS TRUSTEE OF THE PQ II TRUST

By:                                             By:
Name: Susan V. Demers                           Name: Susan V. Demers
Title: Director                                 Title: Director


Q MANAGEMENT SERVICES (PTC) LTD.

By:
Name: Susan V. Demers
Title: Director


Phyllis Quasha